EXHIBIT 7.1

COMPUTATION OF NET DEBT TO SHAREHOLDERS’ EQUITY RATIO

Computation of net debt to equity ratio

The computation of net debt to equity ratio as at March 31, 2015 and 2014 is as follows:

	As at March 31,
	2015	2014
	(Rs. in million)
Long-term debt	544,862.5	454,138.6
Short-term debt (including current portion)	180,465.4	165,960.6
Total debt (A)	725,327.9	620,099.2
Cash and cash equivalents	197,430.9	159,921.5
Mutual fund (current portion)	140,685.7	95,016.2
Total investible surplus (B)	338,116.6	254,937.7
Net Debt (A-B)	387,211.3	365,161.5
Equity (including minority interest)	539,351.8	631,696.3
Net debt/equity	0.72	0.58